Exhibit 99.(h)(10)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of March 20, 2008 by and between Allstate Institutional Advisors, LLC, a Delaware limited liability company (the “Adviser”) and Allstate Financial Investment Trust (the “Trust”), on behalf of each series of the Trust set forth on Schedule A (each a “Fund” and collectively the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Management Agreement dated March 20, 2008 (the “Advisory Agreement”), pursuant to which the Adviser acts as investment manager to the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.                                       EXPENSE LIMITATION.

1.1           Applicable Expense Limit.  To the extent that the ordinary operating expenses incurred by a  Fund in any fiscal year, including but not limited to organizational expenses, investment advisory fees and Rule 12b-1 distribution/service fees, as applicable, but excluding interest, taxes, brokerage expenses, other investment-related expenses, fees and expenses of the underlying funds in which the Fund invests (as applicable), the expense of the Guaranteed Lifetime Income Benefit Certificate (as applicable) and extraordinary expenses (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2           Operating Expense Limit.  The Operating Expense Limit with respect to each class of each Fund shall be that percentage (annualized) of the average daily net assets of the Fund with respect to such class’s shares as set forth opposite the Fund and class’s name on Schedule A hereto.

1.3           Duration of Operating Expense Limit.  The Operating Expense Limit with respect to each Fund shall remain in effect during the term of this Agreement.

1.4           Method of Computation.  To determine the Adviser’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized.  If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day’s Excess Amount.  A Fund may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Adviser.

2.                                       REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund for that day are less than the Operating Expense Limit, the Adviser shall be entitled to reimbursement by the Fund of the investment advisory fees waived or reduced, and any other expense reimbursements or similar payments remitted by the Adviser to the Fund pursuant to Section 1 hereof (the “Reimbursement Amount”) within three years after the year in which the Adviser waived or reduced investment advisory fees or reimbursed expenses, to the extent that the Fund’s annualized Operating Expenses plus the amount so reimbursed equals, for such day, the Operating Expense Limit, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

3.                                       TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate with respect to a Fund upon the earlier of termination of the Advisory Agreement with respect to such Fund or on December 31, 2009.  The obligation of the Adviser under Section 1 of this Agreement and of a Fund under Section 2 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.                                       MISCELLANEOUS.

4.1           Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2           Interpretation.  Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3           Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4           Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4.5           Limitation of Liability.  Each party understands and agrees that the obligations of a Fund under this Agreement are not binding upon any shareholder of the Fund personally, but bind only the Fund and the Fund’s property; the Adviser separately represents that it has notice of the provisions of the Declaration of Trust of the Trust disclaiming shareholder liability for acts or obligations of the Trust.  This Agreement has been executed by and on behalf of the Trust by its representatives as such representatives and not individually, and the obligations of the Trust with respect to a Fund hereunder are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding upon only the assets and property of such Fund.  All parties dealing with the Trust with respect to a Fund shall look solely to the assets of such Fund for the enforcement of any claims against the Fund hereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ALLSTATE FINANCIAL INVESTMENT
TRUST

By:	/s/ William P. Marshall
Name:	William P. Marshall
Title:	Chief Administrative Officer

ALLSTATE INSTITUTIONAL ADVISORS,
LLC

By:	/s/ Lisa J. Flanary
Name:	Lisa J. Flanary
Title:	Chief Executive Officer

SCHEDULE A

Fund/Class	Operating Expense Limit

Allstate ClearTarget 2005 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%
Class GA	1.25%
Class GC	2.00%
Class GI	1.00%

Allstate ClearTarget 2010 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%
Class GA	1.25%
Class GC	2.00%
Class GI	1.00%

Allstate ClearTarget 2015 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%
Class GA	1.25%
Class GC	2.00%
Class GI	1.00%

Allstate ClearTarget 2020 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%

Allstate ClearTarget 2030 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%

Allstate ClearTarget 2040 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%

Allstate ClearTarget 2050 Retirement Fund
Class A	1.25%
Class C	2.00%
Class I	1.00%

Allstate Large Cap Index Fund	0.25%